Exhibit (a)(5)(C)

FIMI Increases the Purchase Price in the Cash Special Tender Offer for Magal Security Systems Ltd. (Nasdaq: MAGS)

Tel Aviv, Israel, June 16, 2020 – FIMI Opportunity V, L.P and FIMI Israel Opportunity Five, Limited Partnership (collectively “FIMI”), the controlling shareholders of Magal, announced today that they have increased the price to be paid in their cash special tender offer (the “Offer”) to purchase 8,669,029 ordinary shares of Magal Security Systems Ltd. (“Magal”) (Nasdaq: MAGS) to $3.01 per share in cash.

FIMI also extended the initial period of the tender offer and withdrawal rights until 10:00 a.m., New York time, on July 2, 2020. Accordingly, the additional four-calendar day period during which shareholders may tender their shares will expire at 10:00 a.m., New York time, on July 6, 2020. However, shareholders will have no withdrawal rights during such additional four-calendar day period.

Except as set forth herein, the terms and conditions of the Offer remain the same. The complete terms and conditions of the Offer are contained in the Offer to Purchase and Letter of Transmittal included as exhibits to the Tender Offer Statement on Schedule TO, dated May 22, 2020, as amended on June 2, 2020 and on June 16, 2020, each as may be subsequently amended and supplemented, which were filed with the U.S. Securities and Exchange Commission (“SEC”).

Holders of shares who have previously validly tendered and not withdrawn their shares do not need to re-tender their shares or take any other action in response to the above amendment of the Offer.

Important Information: This is not an offer to buy or the solicitation of an offer to sell any ordinary shares of Magal. The tender offer that is described in this press release has only been made through the Offer to Purchase, Letter of Transmittal and related tender offer documents. All shareholders of Magal should read the tender offer materials which were filed by FIMI on May 22, 2020, as amended. Shareholders of Magal should read the tender offer materials because they contain important information about the tender offer. The tender offer materials and other filed documents will be available at no charge on the SEC’s website at http://www.sec.gov, and will also be made available without charge to all shareholders by contacting D.F. King & Co., Inc., the information agent for the tender offer, at (800) 814-2879 or (212) 269-5550 (banks and brokers). Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

Forward-Looking Statements: This press release may contain forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, political events and fluctuations in the share price of Magal. These statements are based on information available at the time of the press release and FIMI undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise (except as required by law).

About FIMI: FIMI a part of Israel’s leading private equity funds. Over the past 24 years the FIMI funds have completed 89 investments. FIMI is currently investing through its sixth fund (a US$ 1.1 billion fund) which focuses on investing in selected mature Israeli or Israeli-related companies with strong growth potential and global footprint, among others in buy-out transactions and turnaround situations.

FIMI Contact:
Address: Alon Towers 2, 94 Yigal Alon St., Tel-Aviv 6789141, Israel
Tel: +972-3-565-2244
E-mail: Ron@fimi.co.il